September 30, 2008

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Infinity Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007 (filed on March 14, 2008)
Form 10-Q for the Quarter Ended June 30, 2008 (filed on August 6, 2008)
File No. 000-31141

Ladies and Gentlemen:

On behalf of Infinity Pharmaceuticals, Inc., I am responding to the comments contained in your letter of September 19, 2008 to Adelene Q. Perkins, our Executive Vice President and Chief Business Officer. Our responses below are keyed to the numbering of the comments in your letter, as well as to the headings used in your letter.

We have not prepared an amendment to our Annual Report on Form 10-K for the year ended December 31, 2007 or to our Quarterly Report on Form 10-Q for period ended June 30, 2008. As detailed below, we believe that we can adequately address your comments in future filings, and we respectfully request that you permit us to address the these comments in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Form 10-Q for the Quarter Ended June 30, 2008

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

3. Significant Accounting Policies, page 4

Securities and Exchange Commission

September 30, 2008

Cash Equivalents and Available-for-Sale Securities

1.	You state that your cash equivalents consist primarily of money market funds and corporate obligations. Revise your disclosure to clarify whether the corporate obligations classified in cash equivalents are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Refer to paragraph 8 of SFAS 95. Tell us whether your current classification is consistent with prior periods and revise your disclosure to clarify.

Response:

As of December 31, 2007, we held $2.2 million of corporate commercial paper with original maturities of 90 days or less. This amount represented less than 10% of our total cash and equivalents balance of $23.2 million as of December 31, 2007. As of June 30, 2008, we did not hold any corporate commercial paper with original maturities less than 90 days; our cash equivalents as of that date consisted exclusively of a money market fund invested in treasuries and agency securities.

Our current classification of cash equivalents is consistent with prior periods. We intend to add disclosure in future filings stating that cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. We also intend to revise our disclosure in future filings to clarify that our current classification is consistent with prior periods.

2.	For securities classified as available-for-sale, disclose the aggregate fair value, the total gains for securities with net gains in accumulated other comprehensive income, and the total losses for securities with net losses in accumulated other comprehensive income, by major security type. Disclose information about the contractual maturities of your securities classified as available-for-sale. Refer to paragraphs 19 and 20 of SFAS 115.

Response:

Our total gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income as of June 30, 2008 was approximately $9,300. Our total gross unrealized gains on available-for-sale securities included in accumulated other comprehensive income as of June 30, 2008 was approximately $109,000. While we respectfully note your comment, due to the size of the total gross unrealized losses and total gross unrealized gains as of that date and other comparisons between our available-for-sale securities as of June 30, 2008 and December 31, 2007, we do not consider the potential disclosures mentioned above (e.g., aggregate fair value, total gains for securities with net gains in accumulated other comprehensive income and the total losses for securities with net losses in accumulated comprehensive income,

Securities and Exchange Commission

September 30, 2008

by major security type, along with contractual maturities) to be required interim disclosures pursuant to paragraph 30 of APB Opinion No. 28 or Article 10 of Regulation S-X (210.10-01(a)(5)).

We also confirm that, as required by paragraphs 19 and 20 of SFAS 115, we intend to include the requested disclosures about available-for-sale securities in our Annual Report on Form 10-K for the year ended December 31, 2008.

6. Fair Value, page 8

3.	We note that you reported a significant amount of asset-backed securities carried at fair value in your financial statements in your recent Form 10-K. Statement of Financial Accounting Standards No. 157, Fair Value Measurements, defines fair value, provides a framework for you to measure the fair value of your assets and liabilities, and requires you to provide certain disclosures about these measurements. In this regard, please revise your disclosures to discuss the nature and the amount of your portfolio for which market quotations are not used to obtain fair value. Describe the methods used by management to estimate fair value and discuss the changes in valuation methods, if any, during the period. Refer to paragraph 32(e) of SFAS 157 and to paragraph 16 of SFAS 154.

Response:

We adopted SFAS 157 as of January 1, 2008 and disclosed the fair value measurements at the reporting date, along with the level within the fair value hierarchy in which the fair value measurements fall, in each of our quarterly reports on Form 10-Q since the adoption date. In our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, we disclosed that $86.9 million of available-for-sale securities are measured at fair value using Level 2 inputs.

Paragraph 32(e) of SFAS 157 requires disclosure “in annual periods only, the valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the period.” We will include this information in our Annual Report on Form 10-K for the year ended December 31, 2008. While paragraph 32(e) of SFAS 157 does not require disclosure in interim periods, we also intend to include this information in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

We supplementally disclose the following information on the nature and the amount of our portfolio for which market quotations are not used to obtain fair value, as well as the methods used by management to estimate fair value. There were no changes in valuation methods during the three or six months ended June 30, 2008. For our fixed income securities, we reference pricing data supplied by our custodial agent and nationally known pricing vendors, using a variety of daily data sources, largely readily-available market data and broker quotes.

•	Corporate obligations (including commercial paper)

¡	Total fair value of $50.5 million.

Securities and Exchange Commission

September 30, 2008

¡	Inputs for commercial paper included calculations by the custodian based on the three month Treasury bill published on the last business day of the month.

¡	Inputs for other corporate obligations included benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data.

•	Asset-backed securities

¡	Total fair value of $9.1 million.

¡

Inputs for asset-backed securities included benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, monthly payment information, and collateral performance.

•	U.S. government-sponsored enterprise obligations

¡	Total fair value of $27.3 million.

¡

Inputs for U.S. government-sponsored enterprise obligations included benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data.

* * *

In connection with responding to your comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our SEC filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please feel free to contact me at (617) 453-1000.

Very truly yours,

/s/ Christopher M. Lindblom
Christopher M. Lindblom
Controller and Chief Accounting Officer
Infinity Pharmaceuticals, Inc.